UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2026

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9- 7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Attached are the Company’s press release providing a business update for the first half of 2026, condensed interim unaudited financial statements and a summary of its operating and financial review and prospects, each as of June 30, 2026, furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

This Report on Form 6-K (including the three bullet points following “Upcoming Corporate Highlights for the Remainder of 2026 include:” in Exhibit 99.1 and Exhibits 99.2 and 99.3) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480 and 333-289658) and Form F-3 (File No. 333-269306, 333-283656, 333-284051, 333-291122 and 333-293060), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated September 25, 2026
99.2	Condensed Interim Unaudited Financial Statements as of June 30, 2026
99.3	Operating and Financial Review and Prospects as of June 30, 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: September 25, 2026	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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